Exhibit 9
HF FINANCIAL CORP.

September 6, 2011

VIA EMAIL AND OVERNIGHT COURIER

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Re:	Access to Stockholder List and Demand to Inspect Stockholder Records Pursuant to Section 220 of the Delaware General Corporation Law

Dear Mr. Lashley:

I am in receipt of your letter dated August 30, 2011 following up on your demand letter dated August 18, 2011,  to which we provided a response on August 25, 2011.

We intend to make available to you all materials you are entitled to examine under Section 220 of the General Corporation Law of the State of Delaware. We have confirmed with Innisfree M&A that the estimated costs of such materials are $4,000. If you wish to reduce the scope of your request, we may be able to provide you with a lower cost estimate.

Please either submit a check in payment of the estimated costs or consider revising your request in an effort to reduce such cost. Payment to the Company should be made by delivery of a certified check, payable to H.F. Financial Corp., Attn: Pamela Russo, Corporate Secretary, at 225 South Main Avenue, Sioux Falls, South Dakota 57104. Once you submit your check, you or your counsel should feel free to coordinate pick-up with Scott Winter at Innisfree. Mr. Winter can be reached at (212) 750-7271.

Very truly yours,

/s/ Pamela F. Russo

Pamela F. Russo
Corporate Secretary

P. O. Box 5000 • Sioux Falls, South Dakota 57117-5000
Phone (605) 333-7556 • Fax (605) 333-7621